SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 27, 2004

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

News Release
SIGNATURES
Exhibit Index
Ex-99.1
Ex-99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 4th QUARTER AND YEAR-END RESULTS

EDMONTON, ALBERTA, CANADA — February 26, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the fiscal year ended December 31, 2003 reflecting a 39 per cent reduction in net loss as compared to the same period last year.

Financial results for the twelve months ended December 31, 2003 indicate a consolidated net loss from operations of $19.0 million or $0.31 per share compared to $31.4 million or $0.68 per share for the same period in 2002. The lower loss of $12.4 million in 2003 is due to a $13.6 million reduction in gross research and development expenditures, a $1.2 million reduction in general and administrative expenses, a $0.8 million reduction in marketing and business development expenses, and a $0.9 million reduction in amortization of capital assets, offset by lower investment and other income of $2.2 million and lower revenue of $1.9 million. The savings result largely from both the winding down of the Theratope® vaccine Phase III trial and the Company’s cost reduction initiative announced in October 2002.

Contract research and development revenue for the twelve months ended December 31, 2003, totalling $2.3 million compared to $4.0 million for the same period in 2002, represents research and development funding received from Merck KGaA of Darmstadt, Germany associated with Theratope and BLP25 Liposomal vaccine (L-BLP25). The lower funding level reflects the wind down of the Theratope Phase III metastatic breast cancer clinical trial. Licensing revenues from collaborative arrangements with Merck KGaA represent the amortization of upfront payments received from Merck KGaA upon commencement of the collaboration. The decrease of $0.2 million in licensing, royalties and other revenue relates to a one-time research project in 2002.

Research and development expenditures for the twelve months ended December 31, 2003 totalled $14.7 million compared to $28.3 million for the same period in 2002. The decrease in research and development expenditures is also attributable to winding down the Theratope Phase III trial, and reduction of Biomira’s discovery research programs. General and administrative expenses for the twelve months ended December 31, 2003 declined to $5.9 million compared to $7.1 million for the same period in 2002. Marketing and business development expenditures for the twelve months ended December 31, 2003 decreased to $1.3 million compared to $2.1 million for the same period in 2002, and reflect the deferral of expenditures related to Theratope pre-launch activities. Marketing and business development expenditures include costs to develop Biomira’s internal marketing capabilities, as well as Theratope pre-launch marketing activities jointly undertaken and funded with Merck KGaA.

Investment and other income for the twelve months ended December 31, 2003, indicate a net expense of $0.3 million compared to a net revenue of $2.0 million for the same period in 2002. Investment and other income comprise income from cash and investments, non-operating income, and foreign exchange gains and losses. Investment income for the twelve months ended December 31, 2003 totalled $1.0 million compared to $2.2 million for the same period in 2002 due to lower average cash and investment balances. A combination of realized and unrealized foreign exchange losses totalled $1.3 million for the twelve months ended December 31, 2003, compared to losses of $0.2 million for the same period in 2002. The higher foreign exchange loss results mainly from the depreciation of the US dollar.

Biomira’s financial reserves total $41.5 million in cash and short-term investments as at December 31, 2003. The net increase of $4.3 million is attributable to new financing in 2003 totalling $36.3 million offset by debt retirement of $8.1 million and $23.9 million used for operations.

This past year was an eventful one in the history of the Company. The final analysis of the Theratope vaccine Phase III trial was completed in June 2003, with the results indicating that the difference between the vaccine and the control was not statistically significant in the overall patient population when looking at survival and time to disease progression. However, one pre-stratified subset of more than 300 women in the Phase III trial who received hormonal treatment following chemotherapy showed a favourable trend toward improvement in survival. Biomira and its collaborator, Merck KGaA of Darmstadt, Germany, are continuing analyses of the data from this pre-stratified subset.

In December the Company announced that additional survival follow-up data and adjustments to the original database, including correction for mis-stratifications and mis-randomizations, had been completed. As reported at that time, results for the subgroup of women on hormonal treatment showed a median time to disease progression of 8.3 months for women treated with Theratope versus 5.8 months for those women on control (Cox p=0.220; Log Rank p=0.207). The median survival was 38.2 months for women treated with Theratope, while women on control saw a median survival of 30.7 months (Cox p=0.077; Log Rank p=0.066), a difference of 7.5 months, while not statistically significant, certainly is, in our opinion, clinically important.

While the subset data probably do not support a registration at this time, further analyses are being conducted to attempt to explore a potential mechanism of action in this interesting subset of women. Further development plans are being considered at this time. Once our strategy is matured, we intend to discuss our plans, which may include a Phase III trial, with regulatory authorities.

In 2003 Biomira and Merck KGaA also continued their Theratope Phase II trial in women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The study’s primary objective is to determine the response of the immune system in these women. Additional endpoints are the safety and tolerability of this combination of treatment. Under the collaboration with Merck KGaA, this trial is being managed by Merck KGaA’s US affiliate, EMD Pharmaceuticals Inc., and is expected to fully enroll the planned 95 women by mid-year 2004.

With regard to Biomira’s follow-on product candidate, L-BLP25, the Companies continue to follow the 171 patients with Stage IIIb and Stage IV lung cancer enrolled in the Phase IIb study. The clinical trial analysis is expected to be completed at the end of March, with results forthcoming shortly thereafter.

“We are also very excited about the potential for this second product candidate,” said Alex McPherson, MD, PhD, President and CEO of Biomira Inc. “In addition to evaluating the data from the Phase IIb non-small cell lung cancer (NSCLC) study, Biomira continues to evaluate the potential role of L-BLP25 for this and other indications.”

Biomira also continues to gather and evaluate data from the L-BLP25 vaccine Phase II pilot study of men with prostate cancer. A 16-patient L-BLP25 Phase II pilot study in patients with rising prostate specific antigen (PSA) post-radical prostatectomy was conducted to determine whether the vaccine could reduce or stabilize PSA levels. L-BLP25 showed a good safety profile and the dose and schedule were also well accepted by the patients. Preliminary results in this small patient population did not conclusively show a reduction or stabilization of serum PSA levels. However, there appears to be a prolongation of PSA doubling time (PSADT) in just under 40% of the patients. While there has been no commitment to conduct further trials at this time in this indication, the patients continue to be followed for PSA levels for a period of 12 months following their last vaccination. A future decision on indications to be pursued will likely follow further understanding of the prostate data coupled with an understanding of the results from the Phase IIb lung study.

“The year 2004 will be an exciting one for the Company, our investors and the scientific community. We look forward to receiving the clinical trial results of the Phase IIb L-BLP25 trial in NSCLC and we will continue to advance our understanding of the data more fully from our two lead product candidates. When appropriate, we will request a formal meeting with the regulatory authorities,” said Alex McPherson. “I would like to thank the investment community for its continued support during 2003 and the women and men who have participated in our clinical trials.”

Merck KGaA

Biomira is collaborating with Merck KGaA of Darmstadt, Germany on the development of Theratope and L-BLP25 vaccines. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

— Table to Follow —

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	December 31, 2003	December 31, 2002
	(Unaudited)	(Unaudited)*

ASSETS
Current
Cash and cash equivalents	$24,062	$8,507
Short-term investments	17,443	28,682
Accounts receivable	459	1,207
Prepaid expenses	460	497

	42,424	38,893
Capital assets (net)	641	1,076

	$43,065	$39,969

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,453	$8,580
Current portion of capital lease obligation	108	169
Accrued interest on convertible debentures	—	28
Current portion of deferred revenue	1,053	1,053

	4,614	9,830
Capital lease obligation	—	96
Deferred revenue	6,671	7,724
Class A preference shares	30	30

	11,315	17,680
SHAREHOLDERS’ EQUITY
Share capital	359,643	328,537
Convertible debentures	—	7,614
Warrants	8,555	3,338
Contributed surplus	8,901	8,901
Deficit	(345,349)	(326,101)

	31,750	22,289
	$43,065	$39,969

Common Shares Issued and Outstanding	72,545,232	53,795,573

(CAD $1.00 = USD $0.77)

*	Figures excerpted from the 2002 audited consolidated financial statements.

Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)*

	2003	2002	2003	2002

REVENUE
Contract research and development	$358	$951	$2,309	$3,967
Licensing revenue from collaborative agreements	263	264	1,053	1,054
Licensing, royalties and other revenue	53	61	54	283

	674	1,276	3,416	5,304

EXPENSES
Research and development	2,853	7,633	14,700	28,304
General and administrative	1,519	1,625	5,920	7,108
Marketing and business development	354	762	1,321	2,140
Amortization of capital assets	96	622	446	1,349

	4,822	10,642	22,387	38,901

OPERATING LOSS	(4,148)	(9,366)	(18,971)	(33,597)

Investment and other (expense) income	(753)	467	(295)	1,990
Interest expense	(3)	(7)	(20)	(43)
Gain on disposal of capital assets	3	—	61	—

LOSS BEFORE INCOME TAXES	(4,901)	(8,906)	(19,225)	(31,650)
Income tax benefit	269	356	251	291

NET LOSS	$(4,632)	$(8,550)	$(18,974)	$(31,359)

BASIC AND DILUTED LOSS PER SHARE	$(0.07)	$(0.18)	$(0.31)	$(0.68)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	62,498	52,996	62,498	52,996

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)*

	2003	2002	2003	2002

DEFICIT, BEGINNING OF PERIOD	$(340,717)	$(316,690)	$(326,101)	$(290,116)
Net loss for the period	(4,632)	(8,550)	(18,974)	(31,359)
Accretion of convertible debentures	—	(777)	(713)	(4,036)
Interest, foreign exchange gain/loss, and carrying charges on debentures	—	(84)	439	(590)

DEFICIT, END OF PERIOD	$(345,349)	$(326,101)	$(345,349)	$(326,101)

*	Figures excerpted from the 2002 audited consolidated financial statements.

Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)*

	2003	2002	2003	2002

OPERATING
Net loss	$(4,632)	$(8,550)	$(18,974)	$(31,359)
Amortization of capital assets	96	622	446	1,349
Gain on disposal of capital assets	(3)	—	(61)	—
Unrealized foreign exchange (gain) loss	(44)	(19)	189	(39)
Deferred revenue	(263)	(264)	(1,053)	(1,054)
Net change in non-cash balances from operations:
Accounts receivable	108	29	733	194
Prepaid expenses	(85)	(29)	37	(28)
Accounts payable and accrued liabilities	(424)	(768)	(5,127)	(5,419)

	(5,247)	(8,979)	(23,810)	(36,356)

INVESTING
(Increase) Decrease in short-term investments	(6,514)	13,009	11,239	33,661
Purchase of capital assets	—	—	(12)	(265)
Proceeds on disposal of capital assets	4	—	77	—

	(6,510)	13,009	11,304	33,396

FINANCING
Proceeds on issue of common shares, net of issue costs	20,799	783	36,323	4,940
Proceeds from convertible debentures, net of financing costs	—	—	—	(24)
Repayment of convertible debentures	—	(4,150)	(7,826)	(15,213)
Interest on convertible debentures	—	(112)	(91)	(860)
Repayment of capital lease obligation	(41)	(42)	(156)	(204)

	20,758	(3,521)	28,250	(11,361)
Effect of exchange rate fluctuations on cash and cash equivalents	44	19	(189)	39

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,045	528	15,555	(14,282)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,017	7,979	8,507	22,789

CASH AND CASH EQUIVALENTS, END OF PERIOD	$24,062	$8,507	$24,062	$8,507

*	Figures excerpted from the 2002 audited consolidated financial statements.

Biomira Company Contacts:

Edward Taylor	Jane Tulloch
Vice President Finance and Administration	Director, Investor Relations
780-490-2806	780-490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, the possible outcome of discussions with the regulators, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: February 27, 2004	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer

Exhibit Index

Exhibit No	Description

99.1	Certification of the Company’s Chief Executive Officer relating to the financial statements attached as a part of the February 26, 2004 Press Release, in the form specified under Section 906 of the Sarbanes-Oxley Act of 2002 (not required, but submitted voluntarily)

99.2	Certification of the Company’s Chief Financial Officer relating to the financial statements attached as a part of the February 26, 2004 Press Release, in the form specified under Section 906 of the Sarbanes-Oxley Act of 2002 (not required, but submitted voluntarily)